Exhibit 21

As of September 30, 2022, Journal Technologies, Inc., a Utah Corporation, was a wholly-owned subsidiary of Daily Journal Corporation.

In addition, Journal Technologies (Canada), Inc, a British Columbia Corporation established on August 30, 2022, was also a wholly-owned subsidiary of Daily Journal Corporation at September 30, 2022.